Exhibit 99.1

Wallbox Files At-the-Market Equity Offering Program

BARCELONA, Spain — Wallbox (NYSE: WBX) (the “company”), a leading provider of electric vehicle (EV) charging and energy management solutions worldwide, today announced that it has filed a prospectus supplement to its existing shelf registration statement on Form F-3 with the Securities and Exchange Commission (SEC), under which it may offer and sell shares of its Class A ordinary shares having an aggregate offering price of up to $100 million through an “at-the-market” (ATM) equity offering program.

This offering program is intended to provide the company with access to capital from time to time. The aggregate offering price of up to $100 million represents a portion of funds allowed for issuance under the company’s shelf registration statement declared effective by the SEC on November 22, 2022. The number of shares to be sold, if any, under the ATM program will depend on, among other factors, market conditions, the company’s capital needs, and the anticipated benefits to the company and its shareholders.

The company intends to use the net proceeds from any sales of shares under the ATM program for general corporate purposes including but not limited to the funding of capital expenditures, working capital, production, research and development and potential acquisitions.

The shares will be offered through Canaccord Genuity LLC and Oppenheimer & Co. Inc. as sales agents (the “Sales Agents”). The Sales Agents may sell shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended, including without limitation, sales made directly on the New York Stock Exchange, on any other existing trading market for the shares, to or through a market maker or in negotiated transactions. Sales may be made at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices and, as a result, sales prices may vary.

The prospectus supplement filed today adds to, updates or otherwise changes information contained in the existing prospectus contained in a shelf registration statement on Form F-3, which was declared effective by the SEC on November 22, 2022 (File No. 333-268347), for the offering of shares. Prospective investors should read the prospectus, the prospectus supplement and other documents the company has filed or submitted with the SEC (some of which are incorporated by reference into the prospectus and prospectus supplement) for more complete information about the company and the ATM program, including the risks associated with investing in the company. Investors may obtain copies of the prospectus supplement and accompanying prospectus relating to the offering without charge by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus supplement may also be obtained, when available, from Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 02110, by email at prospectus@cgf.com or Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at 212-667-8055, or by email at EquityProspectus@opco.com.

This press release is for informational purposes only and is not an offer to sell or the solicitation of an offer to buy any shares of the company, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of shares in any jurisdiction in which the offer, solicitation of an offer to buy or sale would be unlawful.

Wallbox Forward Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, market growth and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed under the caption “Risk Factors’’ in Wallbox’s Annual Report on Form 20-F (File No. 001-40865) filed on March 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine users’ relationship to the grid. Wallbox goes beyond electric vehicle charging to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 113 countries. Founded in 2015 and headquartered in Barcelona, the company now employs over 1,250 people in its offices in Europe, Asia, and the Americas. For additional information, please visit www.wallbox.com.

Wallbox Investor Contact:	Wallbox Public Relations Contact:
Matt Tractenberg	Elyce Behrsin
VP, Investor Relations	Public Relations
Matt.Tractenberg@wallbox.com	Press@wallbox.com
+1 404-574-1504	+34 673 310 905

Source: Wallbox NV